EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

August 1, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re:	DBS’s class action lawsuit

Bezeq previously reported on June 11, 2014 and June 22, 2014, that a class action together with a certification motion was filed with the Tel Aviv District Court (and with the with the Haifa District Court on the same matter) against D.B.S. Satellite Services (1998) Ltd. (“DBS”) on grounds that DBS charged tenants living in condominiums for the energy consumption of DBS’s systems which are located within the condominiums, for an estimated NIS 125 million.

Bezeq now reports that it was notified by DBS on July 31, 2018 that the court approved to certify the claim as a class action lawsuit concluding there is a prima facie cause for action that the tenants lacked explicit consent to pay for the charged amounts. DBS is studying the decision.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.